Exhibit 99.1

FCA announces signing of an incremental credit facility of € 3.5 billion
Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) (“FCA”) announced today that it has entered into a new credit facility (“Credit Facility”).

The Credit Facility, entered into with two banks, will be available for general corporate purposes and for working capital needs of the Group and is structured as a bridge facility to support the Group’s access to capital markets.

The Credit Facility may be drawn in a single tranche of €3.5 billion, with an initial 12-month term which can be extended at the Company’s option for an additional 6-months’ term on the first anniversary of the signing.

The Credit Facility is additional to the Company’s existing credit facilities of €7.7 billion including the Bi-lateral credit lines worth €1.5 billion that the Company has started to draw down.

This transaction confirms the continued strong support of FCA’s international key relationship banks’ in the current extraordinary circumstances.

London, 26 March 2020

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, the impact of COVID-19 developments including the impact on supply chains, our production, demand in our end markets, as well as the broader impact on financial markets and the global economy, the Group’s ability to complete and realize expected synergies following completion of the Group’s proposed merger with Peugeot S.A. (“PSA”) including the expected cumulative implementation costs, and many other risks and uncertainties, most of which are outside of the Group’s control.